===============================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December 2002


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  X   Form 40-F
                                     ---            ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes      No  X
                                     ---     ---

===============================================================================

Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K:


Exhibit 99.1: a notice regarding the redemption of convertible bonds issued to Cheil Jedang and Jae-Hyun Lee, filed with Korea Securities
                Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission of Korea on December 24,
                2002; and

Exhibit 99.2: a notice of lease of real estate to an affiliated company, filed with KOSDAQ and the Financial Supervisory Commission of Korea on December 26, 2002.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           HANARO TELECOM, INC.


Date: December 27, 2002                    By: /s/ Kyu June Hwang
                                               --------------------------
                                               Name:  Kyu June Hwang
                                               Title: Managing Director

                                 EXHIBIT INDEX

Exhibit           Description
-------           -----------
Exhibit 99.1:     a notice regarding the redemption of convertible bonds
                  issued to Cheil Jedang and Jae-Hyun Lee, filed with Korea
                  Securities Dealers Association Automated Quotation Market
                  ("KOSDAQ") and the Financial Supervisory Commission of Korea
                  on December 24, 2002.

Exhibit 99.2: a notice of lease of real estate to an affiliated company, filed with KOSDAQ and the Financial Supervisory Commission of Korea on December 26, 2002.